                                                Exhibit 99.1
Press Release

Investor Relations Contact
Matthew Frankel, CFA
Cognyte Software Ltd.
IR@cognyte.com

Cognyte Software Announces Q4 and Fiscal Year Ended January 31, 2021 Results

Fourth Quarter Results Reflect Momentum From our Security Analytics Platform

Annual Results Reflect Significant Gross Margin Expansion and Multiple Seven and Eight Figure Orders

Starting FYE22 with Strong Q1

Herzliya, Israel, April 29, 2021 - Cognyte Software Ltd. (NASDAQ: CGNT), a global leader in security analytics software today announced results for the three months and year ended January 31, 2021 (FYE21).

"With the separation from Verint behind us, we are now a pure play security analytics software company laser-focused on addressing the needs of our customers and accelerating our growth. We are pleased with our fourth quarter results and the large wins from existing and new customers. With the first quarter of our new year almost completed, we are also pleased to start the year strong reflecting the momentum from our security analytics platform," said Elad Sharon, Cognyte’s Chief Executive Officer.

Q4 Highlights

•    Revenue: $124.0 million (GAAP) and $124.6 million (non-GAAP)
•    % of Revenue from Software: 86% (up 370bps year-over-year)
•    Gross Margin: 69.8% (GAAP) and 70.9% (non-GAAP, up 400bps year-over-year)

FYE21 Highlights

•    Revenue: $443.5 million (GAAP) and $447.0 million (non-GAAP)
•    % of Revenue from Software: 85% (up 330bps year-over-year)
•    Gross Margin: 70.1% (GAAP) and 71.1% (non-GAAP, up 530bps year-over-year)

Preliminary Q1 FYE22 Results

Our non-GAAP outlook for the quarter ending April 30, 2021 is as follows:

•    Revenue: $113 - $115 million
•    Diluted EPS: At least $0.15

FYE22 Outlook

Our non-GAAP outlook for the year ending January 31, 2022 is as follows:

•Revenue: $490 million with a range of +/- 2%
•Diluted EPS: $0.80 at the midpoint of our revenue outlook

Our non-GAAP outlook for the three months ending April 30, 2021 and year ending January, 2022 excludes the following GAAP measures which we are able to quantify with reasonable certainty:

•Amortization of intangible assets of approximately $0.5 million and $1.8 million for the three months ending April 30, 2021 and year ending January, 2022, respectively.
•Revenue adjustments are expected to be approximately $0.5 million and $1.8 million for the three months ending April 30, 2021 and year ending January, 2022, respectively.

Our non-GAAP outlook for the three months ending April 30, 2021 and year ending January, 2022 excludes the following GAAP measures for which we are able to provide a range of probable significance:

•Costs to complete separation of Cognyte from Verint Systems Inc. (Verint) and establish Cognyte as an independent public company of between approximately $6.5 million and $7.5 million and between approximately $7 million and $8 million for the three months ending April 30, 2021 and year ending January, 2022 respectively.
•Stock-based compensation is expected to be between approximately $7.5 million and $8.5 million and $33 million and $36 million, for the three months ending April 30, 2021 and year ending January, 2022, respectively, assuming market prices for our common stock generally consistent with current levels.

Our non-GAAP outlook does not include the potential impact of any in-process business acquisitions that may close after the date hereof, and, unless otherwise specified, reflects foreign currency exchange rates approximately consistent with current rates.

We are unable, without unreasonable efforts, to provide a reconciliation for other GAAP measures which are excluded from our non-GAAP outlook, including the impact of future business acquisitions or acquisition expenses, future restructuring expenses, and non-GAAP income tax adjustments due to the level of unpredictability and uncertainty associated with these items. For these same reasons, we are unable to assess the probable significance of these excluded items. While historical results may not be indicative of future results, actual amounts for the three months and year ended January 31, 2021 and 2020 for the GAAP measures excluded from our non-GAAP outlook appear in Table 2 to this press release.

Conference Call Information

We will conduct a conference call today at 8:30 a.m. ET to discuss our results for the three months and year ended January 31, 2021, outlook and long-term targets. An online, real-time webcast of the conference call and webcast slides will be available on our website at www.Cognyte.com. The conference call can also be accessed live via telephone at (800) 708-4540 (United States and Canada) and (847) 619-6397 (International) and the passcode is 50154360. Please dial in 5-10 minutes prior to the scheduled start time.

About Non-GAAP Financial Measures
This press release and the accompanying tables include non-GAAP financial measures. For a description of these non-GAAP financial measures, including the reasons management uses each measure, and reconciliations of non-GAAP financial measures presented for completed periods to the most directly comparable financial measures prepared in accordance with GAAP, please see the tables below as well as "Supplemental Information About Non-GAAP Financial Measures and Operating Metrics" at the end of this press release.

About Cognyte Software Ltd.
We are a global leader in security analytics software that empowers governments and enterprises with Actionable Intelligence for a safer world. Our open software fuses, analyzes and visualizes disparate data sets at scale to help security organizations find the needles in the haystacks. Over 1,000 government and enterprise customers in more than 100 countries rely on our solutions to accelerate security investigations and connect the dots to successfully identify, neutralize, and prevent national security, personal safety, business continuity and cyber threats. Our government customers consist of governments around the world, including national, regional, and local government agencies. Our enterprise customers consist of commercial customers and physical security customers.

Cautions About Forward-Looking Statements
This press release contains forward-looking statements, including statements regarding expectations, predictions, views, opportunities, plans, strategies, beliefs, and statements of similar effect relating to Cognyte Software Ltd. These forward-looking statements are not guaranteed of future performance and they are based on management's expectations that involve a number of known and unknown risks, uncertainties, assumptions and other important factors, any of which could cause our actual results or conditions to differ materially from those expressed in or implied by the forward-looking statements. Some of the factors that could cause our actual results or conditions to differ materially from current expectations include, among others: uncertainties regarding the impact of changes in macroeconomic and/or global conditions, including as a result of slowdowns, recessions, economic instability, political unrest, armed conflicts, natural disasters or outbreaks of disease, such as the novel coronavirus (“COVID-19”) pandemic, as well as the resulting impact on information technology spending and government budgets in both developed countries and developing countries, on our business; risks that our customers may delay, cancel, or refrain from placing orders, refrain from renewing subscriptions or service contracts, or are unable to honor contractual commitments or payment obligations due to liquidity issues or other challenges in their budgets and business, due to the COVID-19 pandemic or otherwise; risks that continuing restrictions resulting from the COVID-19 pandemic or actions taken in response to the pandemic adversely impact our operations or our ability to fulfill orders, complete implementations, or recognize revenue; risks associated with our ability to keep pace with technological advances and challenges and evolving industry standards, to adapt to changing market potential from area to area within our markets; and to successfully develop, launch, and drive demand for new, innovative, high-quality products that meet or exceed customer needs, while simultaneously preserving our legacy businesses; risks due to aggressive competition in all of our markets, including with respect to maintaining revenue, margins, and sufficient levels of investment in our business and operations, and competitors with greater resources than we have; risks relating to the regulatory constraints to which we are subject, including our dependency on export and marketing licenses from the governments of Israel and other countries where we operate; risks relating to our ability to properly manage investments in our business and operations, execute on growth or strategic initiatives, such as our software model transition, and enhance our existing operations and infrastructure, including the proper prioritization and allocation of limited financial and other resources; risks associated with our ability to identify suitable targets for acquisition or investment or successfully compete for, consummate, and implement mergers and acquisitions, including risks associated with valuations, reputational considerations, capital constraints, costs and expenses, maintaining profitability levels, expansion into new areas, management distraction, post-acquisition integration activities, and potential asset impairments; challenges associated with selling sophisticated solutions, including with respect to longer sales cycles, more complex sales processes, and assisting customers in understanding and realizing the benefits of our solutions, as well as with developing, offering, implementing, and maintaining a broad solution portfolio; risks associated with larger orders and customer concentration, including risk of volatility of our operating results from period to period, and challenges associated with our ability to accurately forecast revenue and expenses; risks associated with a significant amount of our business coming from government customers around the world and associated procurement processes, and limitations on investor visibility due to classification or contractual restrictions; risks associated with political and reputational factors related to our business or operations, including with respect to the nature of our solutions or our Israeli identity, and our ability to maintain security clearances where required; risks that we may be unable to establish and maintain relationships with key resellers, partners, and systems integrators and risks associated with our reliance on third-party suppliers for certain components, products, or services, including companies that may compete with us or work with our competitors; risks associated with our ability to retain, recruit, and train qualified personnel in regions in which we operate, including in new markets and growth areas we may enter; risks associated with our significant international operations, including due to our Israeli operations, fluctuations in foreign exchange rates, and exposure to regions subject to political or economic instability; risk of security vulnerabilities or lapses, including cyber-attacks, information technology system breaches, failures or disruptions; risks that our products or services, or those of third-party suppliers, partners, or original equipment manufacturers which we use in or with our offerings or otherwise rely on, including third-party hosting platforms, may contain defects, develop operational problems, or be vulnerable to cyber-attacks; risks associated with the mishandling or perceived mishandling of sensitive, confidential or classified information, including personally identifiable information or other information that may belong to our customers or other third parties; risks associated with complex and changing regulatory environments relating to our operations, the products and services we offer, and/or the use of our solutions by our customers, including with respect to applicable classification and confidentiality restrictions, and data privacy and protection; risks associated with our failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks that our intellectual property rights may not be adequate to protect our business or assets or that others may make claims on our intellectual property, claim infringement on their intellectual property rights, or claim a violation of their license rights, including relative to free or open source components we may use;
risks associated with our credit facilities or that we may experience liquidity or working capital issues and related risks that financing sources may be unavailable to us on reasonable terms or at all; risks associated with changing tax laws and regulations, tax rates, and the continuing availability of expected tax benefits in the countries in which we operate; risks relating to the adequacy of our existing infrastructure, systems, processes, policies, procedures, internal controls, and personnel for our current and future operations and reporting needs, including related risks of financial statement omissions, misstatements, restatements, or filing delays; risks that the spin-off does not achieve the benefits anticipated, does not qualify as a tax-free transaction, or exposes us to unexpected claims or liabilities, or that it negatively impacts our operations or stock price, including as a result of management distraction from our business or costs associated with transitioning to a standalone public company; risks associated with the agreements with Verint entered into in connection with the spin-off, including our reliance on the transition services agreement (as defined below) and our indemnification obligations to Verint; risks associated with market volatility in the price of our shares based on our performance, third-party publications or speculation, future sales or dispositions of our shares by significant shareholders or officers and directors, or factors and risks associated with actions of activist shareholders; and risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company. We assume no obligation to revise or update any forward-looking statement, except as otherwise required by law. For a detailed discussion of these risk factors, see our annual report on Form 20-F when filed and other filings we make with the SEC.

Table 1
COGNYTE SOFTWARE LTD. AND SUBSIDIARIES
Condensed Statements of Operations
(Unaudited)

	Three Months Ended January 31,		Year Ended January 31,
(in thousands, except per share data)	2021	2020	2021	2020
Revenue
Total revenue	$124,020	$129,147	$443,458	$457,109

Cost of revenue
Total cost of revenue	37,413	46,124	132,669	164,005
Gross profit	86,607	83,023	310,789	293,104

Operating expenses
Research and development, net	36,528	28,252	128,705	111,297
Selling, general and administrative	49,360	44,796	162,590	153,901
Amortization of other acquired intangible assets	305	213	1,218	593
Total operating expenses	86,193	73,261	292,513	265,791
Operating income	414	9,762	18,276	27,313

Other (expense) income, net
Interest income	172	553	1,347	3,509
Interest expense	(48)	(121)	(185)	(481)
Other income (expense), net	2,043	(1,248)	5,286	(404)
Total other income (expense), net	2,167	(816)	6,448	2,624
Income before (benefit) provision for income taxes	2,581	8,946	24,724	29,937
(Benefit) provision for income taxes	(2,962)	3,609	4,414	2,567
Net income	5,543	5,337	20,310	27,370
Net income attributable to noncontrolling interest	1,199	1,715	6,107	7,179
Net income attributable to Cognyte Software Ltd.	$4,344	$3,622	$14,203	$20,191

Net income per share attributable to Cognyte Software Ltd. business of Verint Systems Inc.
Basic and diluted EPS	$0.07	$0.06	$0.22	$0.31
Ordinary shares outstanding
Basic and diluted shares	65,773	65,773	65,773	65,773

Table 2
COGNYTE SOFTWARE LTD. AND SUBSIDIARIES
Reconciliation of GAAP to Non-GAAP Measures
(Unaudited)

	Three Months Ended January 31,		Year Ended January 31,
(in thousands, except per share data)	2021	2020	2021	2020
Revenue
Total GAAP revenue	$124,020	$129,147	$443,458	$457,109
Revenue adjustments	546	5,557	3,569	5,708
Total non-GAAP revenue	$124,566	$134,704	$447,027	$462,817

Gross profit and gross margin
Software, software service, professional service and other costs	$35,168	$43,190	$124,282	$151,693
Amortization of acquired technology	226	362	943	2,405
Stock-based compensation expenses (1)	481	1,115	2,127	2,917
Shared support expenses allocation (2)	1,538	1,457	5,317	6,990
Total GAAP cost of revenue	37,413	46,124	132,669	164,005
GAAP gross profit	86,607	83,023	310,789	293,104
GAAP gross margin	69.8%	64.3%	70.1%	64.1%
Revenue adjustments	546	5,557	3,569	5,708
Amortization of acquired technology	226	362	943	2,405
Stock-based compensation expenses (1)	481	1,115	2,127	2,918
Acquisition expenses, net (3)	358	1	358	1
Restructuring expenses (3)	22	1	20	250
Separation expenses (6)	26	—	32	—
Non-GAAP gross profit	$88,266	$90,059	$317,838	$304,386
Non-GAAP gross margin	70.9%	66.9%	71.1%	65.8%

Research and development, net	$30,670	$23,450	$105,514	$90,430
Stock-based compensation expenses (4)	1,325	2,058	5,621	6,298
Shared support service allocation (5)	4,533	2,744	17,570	14,569
GAAP research and development, net	36,528	28,252	128,705	111,297
As a percentage of GAAP revenue	29.5%	21.9%	29.0%	24.3%
Stock-based compensation expenses (4)	(1,325)	(2,058)	(5,621)	(6,298)
Acquisition expenses, net (6)	(11)	(149)	(204)	(299)
Restructuring expenses (income) (6)	20	(1)	(336)	(170)
Separation expenses (6)	(123)	—	(123)	—
Other adjustments (6)	(21)	—	12	—
Non-GAAP research and development, net	$35,068	$26,044	$122,433	$104,530
As a percentage of non-GAAP revenue	28.2%	19.3%	27.4%	22.6%

Selling, general and administrative expenses	$23,108	$27,882	$82,535	$89,205
Stock-based compensation expenses (4)	5,183	6,996	19,794	21,817
Shared support service allocation (5)	21,069	9,918	60,261	42,879
GAAP selling, general and administrative expenses	49,360	44,796	162,590	153,901
As a percentage of GAAP revenue	39.8%	34.7%	36.7%	33.7%
Stock-based compensation expenses (4)	(5,183)	(6,992)	(19,794)	(21,813)
Acquisition expenses (income), net (6)	(1,164)	367	1,508	4,766
Restructuring expenses (6)	(832)	(89)	(2,412)	(374)
Separation expenses (6)	(8,384)	(1,575)	(19,355)	(2,204)
Other adjustments (6)	(144)	3	309	(2,731)
Non-GAAP selling, general and administrative expenses	$33,653	$36,510	$122,846	$131,545
As a percentage of non-GAAP revenue	27.0%	27.1%	27.5%	28.4%

	Three Months Ended January 31,		Year Ended January 31,
(in thousands, except per share data)	2021	2020	2021	2020

Operating income, operating margin and adjusted EBITDA
GAAP operating income	$414	$9,762	$18,276	$27,313
GAAP operating margin	0.3%	7.6%	4.1%	6.0%
Revenue adjustments	546	5,557	3,569	5,708
Amortization of acquired technology	226	362	943	2,405
Amortization of other acquired intangible assets	306	213	1,218	593
Stock-based compensation expenses (4)	6,988	10,165	27,541	31,029
Acquisitions expenses (income), net (6)	1,533	(216)	(947)	(4,466)
Restructuring expenses (6)	835	91	2,768	794
Separation expenses (6)	8,534	1,574	19,512	2,203
Other adjustments (6)	165	(3)	(321)	2,731
Non-GAAP operating income	$19,547	$27,505	$72,559	$68,310
Depreciation and amortization (7)	4,109	3,561	16,395	14,184
Adjusted EBITDA	$23,656	$31,066	$88,954	$82,494
Non-GAAP operating margin	15.7%	20.4%	16.2%	14.8%
Adjusted EBITDA margin	19.0%	23.1%	19.9%	17.8%

Other income (expense) reconciliation
GAAP other income (expense), net	$2,167	$(816)	$6,448	$2,624
Change in fair value of equity investment	—	—	(3,768)	—
Other adjustments, net	—	—	—	—
Non-GAAP other income (expense), net(1)	$2,167	$(816)	$2,680	$2,624

Tax (benefit) provision reconciliation
GAAP (benefit) provision for income taxes	$(2,962)	$3,609	$4,414	$2,567
Effective income tax rate	(115.5)%	39.9%	17.9%	8.6%
Non-GAAP tax adjustments	(146)	11	(3,323)	7,055
Non-GAAP (benefit) provision for income taxes	$(3,108)	$3,620	$1,091	$9,622
Non-GAAP effective income tax rate	(14.3)%	13.6%	1.5%	13.6%

Net income attributable to Cognyte software Ltd. reconciliation
GAAP net income attributable to Cognyte Software Ltd.	$4,344	$3,622	$14,203	$20,191
Revenue adjustments	546	5,557	3,569	5,708
Amortization of acquired technology	226	362	943	2,405
Amortization of other acquired intangible assets	306	213	1,218	593
Stock-based compensation expenses	6,988	10,165	27,541	31,029
Acquisition expenses (income), net (3)	1,533	(216)	(947)	(4,466)
Restructuring expenses (3)	835	91	2,768	794
Separation expenses	8,534	1,574	19,510	2,204
Other adjustments	165	(3)	(321)	2,731
Change in fair value of equity investment	—	—	(3,769)	—
Non-GAAP tax adjustments	146	(11)	3,323	(7,055)
Total adjustments	19,279	17,732	53,835	33,943
Non-GAAP net income attributable to Cognyte Software Ltd. common shares	$23,623	$21,354	$68,038	$54,134

	Three Months Ended January 31,		Year Ended January 31,
(in thousands, except per share data)	2021	2020	2021	2020
Table comparing GAAP diluted net income per common share attributable to Cognyte Software Ltd. business of Verint Systems Inc. to Non-GAAP diluted net income per common share attributable to Cognyte Software Ltd. business of Verint Systems Inc.
GAAP diluted net income per share attributable to Cognyte Software Ltd. business of Verint Systems Inc.	$0.07	$0.06	$0.22	$0.31
Non-GAAP diluted net income per share attributable to Cognyte Software Ltd. business of Verint Systems Inc.	$0.36	$0.32	$1.03	$0.82
Non-GAAP ordinary shares outstanding
Basic and diluted shares	65,773	65,773	65,773	65,773

Table of reconciliation from GAAP net income attributable to Cognyte Software Ltd. to adjusted EBITDA
GAAP net income attributable to Cognyte Software Ltd.	$4,344	$3,622	$14,203	$20,191
As a percentage of GAAP revenue	3.5%	2.8%	3.2%	4.4%
Net income attributable to noncontrolling interest	1,199	1,715	6,107	7,179
GAAP (benefit) provision for income taxes	(2,962)	3,609	4,414	2,567
GAAP other income (expense), net	(2,167)	816	(6,448)	(2,624)
Depreciation and amortization	4,641	4,136	18,556	17,182
Revenue adjustments	546	5,557	3,569	5,708
Stock-based compensation expenses (4)	6,988	10,165	27,541	31,029
Acquisitions expenses (income), net (6)	1,533	(216)	(947)	(4,466)
Restructuring expenses (6)	835	91	2,768	794
Separation expenses (6)	8,534	1,574	19,512	2,203
Other adjustments (6)	165	(3)	(321)	2,731
Adjusted EBITDA	$23,656	$31,066	$88,954	$82,494
As a percentage of non-GAAP revenue	19.0%	23.1%	19.9%	17.8%

Table 3
COGNYTE SOFTWARE LTD. AND SUBSIDIARIES
Calculation of Change in Revenue on a Constant Currency Basis
(Unaudited)

	GAAP Revenue		Non-GAAP Revenue
(in thousands)	Three Months Ended	Year Ended	Three Months Ended	Year Ended
Revenue for the three months and year ended January 31, 2020	$129,147	$457,109	$134,704	$462,817
Revenue for the three months and year ended January 31, 2021	$124,020	$443,458	$124,566	$447,027
Revenue for the three months and year ended January 31, 2021 at constant currency (8)	$123,000	$444,000	$124,000	$448,000
Reported period-over-period revenue change	(4.0)%	(3.0)%	(7.5)%	(3.4)%
% impact from change in foreign currency exchange rates	(0.8)%	0.1%	(0.4)%	0.2%
Constant currency period-over-period revenue change	(4.8)%	(2.9)%	(7.9)%	(3.2)%

For further information see "Supplemental Information About Constant Currency" at the end of this press release.

Table 4
COGNYTE SOFTWARE LTD. AND SUBSIDIARIES
Condensed Balance Sheets
(Unaudited)

	January 31,
(in thousands)	2021	2020
Assets
Current Assets
Cash and cash equivalents	$78,570	$201,090
Restricted cash and cash equivalents, and restricted bank time deposits	27,042	43,813
Short-term investments	4,713	6,603
Accounts receivable, net of allowance for doubtful accounts of $4.6 million and $4.1 million, respectively	175,001	180,441
Contract assets, net	20,317	28,873
Inventories	14,542	14,893
Prepaid expenses and other current assets	30,051	36,486
Total current assets	350,236	512,199
Property and equipment, net	37,595	41,579
Operating lease right-of-use assets	32,126	34,152
Goodwill	158,183	158,143
Intangible assets, net	5,299	7,868
Deferred income taxes	3,303	2,015
Other assets	42,076	49,155
Total assets	$628,818	$805,111

Liabilities and equity
Current liabilities
Accounts payable	$41,552	$43,389
Accrued expenses and other current liabilities	91,692	85,947
Contract liabilities	127,012	143,695
Due to parent, current	38,772	7,025
Total current liabilities	299,028	280,056
Long-term contract liabilities	22,037	23,305
Operating lease liabilities	24,135	24,446
Deferred income taxes	4,049	4,732
Other liabilities	9,198	17,401
Total liabilities	358,447	349,940
Commitments and contingencies
Equity
Net parent investment	273,006	458,467
Accumulated other comprehensive loss	(15,505)	(13,923)
Total Cognyte business of Verint Systems Inc. equity	257,501	444,544
Noncontrolling interest	12,870	10,627
Total equity	270,371	455,171
Total liabilities and equity	$628,818	$805,111

Table 5
COGNYTE SOFTWARE LTD. AND SUBSIDIARIES
Condensed Statements of Cash Flows
(Unaudited)

	Year Ended January 31,
(in thousands)	2021	2020
Cash flows from operating activities
Net income	$20,310	$27,370
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	22,519	17,325
Provision for doubtful accounts	1,850	1,355
Stock-based compensation, excluding cash-settled awards	27,423	31,028
(Benefit) provision for deferred income taxes	(2,195)	5,603
Non-cash losses (gains) on derivative financial instruments, net	95	(395)
Change in fair value of contingent consideration for business combinations	(3,665)	(5,392)
Other non-cash items, net	(2,964)	1,747
Changes in operating assets and liabilities, net of effects of business combinations:
Accounts receivable	1,496	(24,140)
Contract assets	8,442	17,658
Inventories	(1,142)	(392)
Prepaid expenses and other assets	5,119	7,032
Accounts payable and accrued expenses	8,668	1,307
Contract liabilities	(16,770)	9,321
Other liabilities	210	(20,847)
Other, net	1,915	(1,394)
Net cash provided by operating activities	71,311	67,186

Cash flows from investing activities
Cash paid for business combinations, including adjustments, net of cash acquired	—	(18,693)
Purchases of property and equipment	(14,199)	(13,691)
Purchases of investments	(48,585)	(29,099)
Maturities and sales of investments	51,174	53,527
Settlements of derivative financial instruments not designated as hedges	213	212
Cash paid for capitalized software development costs	(5,132)	(7,638)
Other investing activities	1,863	—
Change in restricted bank time deposits, including long-term portion	31,084	(14,159)
Net cash provided by (used in) investing activities	16,418	(29,541)

Cash flows from financing activities
Net transfers to parent	(189,047)	(72,057)
Repayments of parent borrowings	(7,025)	(6,000)
Dividends paid to noncontrolling interest	(4,176)	(4,253)
Payments of contingent consideration for business combinations (financing portion)	(4,877)	(3,419)
Other financing activities	(492)	(244)
Net cash used in financing activities	(205,617)	(85,973)
Foreign currency effects on cash, cash equivalents, restricted cash, and restricted cash equivalents	(864)	(985)
Net decrease in cash, cash equivalents, restricted cash, and restricted cash equivalents	(118,752)	(49,313)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	233,409	282,722
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$114,657	$233,409

Reconciliation of cash, cash equivalents, restricted cash, and restricted cash equivalents at end of period
Cash and cash equivalents	$78,570	$201,090
Restricted cash and cash equivalents included in restricted cash and cash equivalents, and restricted bank time deposits	25,904	24,513
Restricted cash and cash equivalents included in other assets	10,183	7,806
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	$114,657	$233,409

Footnotes

(1) Represents Verint stock-based compensation expenses applicable to cost of revenue, allocated to Cognyte based on specific identification where possible, with the remainder being allocated on the basis of revenue as a relevant measure, which we believe provides a reasonable approximation for purposes of understanding the relative GAAP and non-GAAP gross margins of our business.

(2) Represents the portion of Verint shared support expenses applicable to cost of revenue, allocated to Cognyte on the basis of revenue as a relevant measure, which we believe provides a reasonable approximation for purposes of understanding the relative GAAP and non-GAAP gross margins of our businesses.

(3) Represents the portion of Verint acquisition expenses, net and restructuring expenses applicable to cost of revenue, allocated to Cognyte based on specific identification where possible, with the remainder being allocated on the basis of revenue as a relevant measure, which we believe provides a reasonable approximation for purposes of understanding the relative GAAP and non-GAAP gross margins of our business.

(4) Represents Verint stock-based compensation expenses applicable to research and development, net and selling, general and administrative, allocated to Cognyte based on specific identification where possible, with the remainder being allocated on the basis of revenue as a relevant measure, which we believe provides a reasonable approximation for purposes of understanding the relative non-GAAP operating margins of our business.

(5) Represents a portion of Verint shared support expenses, including general and administrative shared services acquisition expenses, net and restructuring expenses, separation expenses and other adjustments, allocated to Cognyte based on specific identification where possible, with the remainder being allocated on the basis of revenue as a relevant measure, which we believe provides a reasonable approximation for purposes of understanding the relative non-GAAP operating margin of our business.

(6) Represents the portion of Cognyte's acquisition expenses, net, restructuring expenses, separation expenses and other adjustments, allocated to Cognyte based on specific identification where possible, with the remainder being allocated on the basis of revenue as a relevant measure, which we believe provides a reasonable approximation for purposes of understanding the relative GAAP and non-GAAP gross margin of our business.

(7) Represents certain depreciation and amortization expenses, which are otherwise included in Cognyte's non-GAAP operating income, allocated to Cognyte based on specific identification where possible, with the remainder being allocated on the basis of revenue as a relevant measure, which we believe provides a reasonable approximation for purposes of understanding the relative adjusted EBITDA of our business.

(8) Revenue for the three months and year ended January 31, 2021 at constant currency is calculated by translating current-period GAAP or non-GAAP foreign currency revenue (as applicable) into U.S. dollars using average foreign currency exchange rates for the three months and year ended January 31, 2021 rather than actual current-period foreign currency exchange rates.

Cognyte Software Ltd. and Subsidiaries
Supplemental Information About Non-GAAP Financial Measures and Operating Metrics

The press release includes reconciliations of certain financial measures not prepared in accordance with Generally Accepted Accounting Principles (“GAAP”), consisting of non-GAAP revenue, non-GAAP software and software services revenue, non-GAAP professional services and other revenue, GAAP and non-GAAP gross profit and gross margins, non-GAAP software and software services gross profit, non-GAAP professional services and other gross profit, GAAP and non-GAAP research and development, net, GAAP and non-GAAP selling, general and administrative expenses, GAAP and non-GAAP operating income and operating margins, GAAP and non-GAAP other income (expense), net, GAAP and non-GAAP provision (benefit) for income taxes and non-GAAP effective income tax rate, GAAP and non-GAAP net income attributable to our common shares, adjusted EBITDA and adjusted EBITDA margin. The tables above include a reconciliation of each non-GAAP financial measure for completed periods presented in this press release to the most directly comparable GAAP financial measure.

We believe these non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business by:
•facilitating the comparison of our financial results and business trends between periods, by excluding certain items that either can vary significantly in amount and frequency, are based upon subjective assumptions, or in certain cases are unplanned for or difficult to forecast
•facilitating the comparison of our financial results and business trends with other software companies who publish similar non-GAAP measures, and
•allowing investors to see and understand key supplementary metrics used by our management to run our business, including for budgeting and forecasting, resource allocation, and compensation matters.

We also make these non-GAAP financial measures available because investors have informed us that they find this supplemental information useful.

Non-GAAP financial measures should not be considered in isolation as substitutes for, or superior to, comparable GAAP financial measures. The non-GAAP financial measures we present have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP, and these non-GAAP financial measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP financial measures. These non-GAAP financial measures do not represent discretionary cash available to us to invest in the growth of our business, and we may in the future incur expenses similar to or in addition to the adjustments made in these non-GAAP financial measures. Other companies may calculate similar non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

Our non-GAAP financial measures are calculated by making the following adjustments to our GAAP financial measures:

Revenue adjustments. We exclude from our non-GAAP revenue the impact of fair value adjustments required under GAAP relating to software and software services revenue and professional services and other revenue acquired in a business acquisition, which would have otherwise been recognized on a stand-alone basis. We believe that it is useful for investors to understand the total amount of revenue that we and the acquired company would have recognized on a stand-alone basis under GAAP, absent the accounting adjustment associated with the business acquisition. We believe that our non-GAAP revenue measure helps management and investors understand our revenue trends and serves as a useful measure of ongoing business performance.

Amortization of acquired technology and other acquired intangible assets. When we acquire an entity, we are required under GAAP to record the fair values of the intangible assets of the acquired entity and amortize those assets over their useful lives. We exclude the amortization of acquired intangible assets, including acquired technology, from our non-GAAP financial measures because they are inconsistent in amount and frequency and are significantly impacted by the timing and size of acquisitions. We also exclude these amounts to provide easier comparability of pre- and post-acquisition operating results.

Stock-based compensation expenses. We exclude stock-based compensation expenses related to restricted stock awards, stock bonus programs, bonus share programs, and other stock-based awards from our non-GAAP financial measures. We evaluate our performance both with and without these measures because stock-based compensation is typically a non-cash expense and can vary significantly over time based on the timing, size and nature of awards granted, and is influenced in part by certain factors which are generally beyond our control, such as the volatility of the price of our common stock. In addition, measurement of stock-based compensation is subject to varying valuation methodologies and subjective assumptions, and therefore we believe that excluding stock-

based compensation from our non-GAAP financial measures allows for meaningful comparisons of our current operating results to our historical operating results and to other companies in our industry.

Acquisition expenses, net. In connection with acquisition activity (including with respect to acquisitions that are not consummated), we incur expenses, including legal, accounting, and other professional fees, integration costs, changes in the fair value of contingent consideration obligations, and other costs. Integration costs may consist of information technology expenses as systems are integrated across the combined entity, consulting expenses, marketing expenses, and professional fees, as well as non-cash charges to write-off or impair the value of redundant assets. We exclude these expenses from our non-GAAP financial measures because they are unpredictable, can vary based on the size and complexity of each transaction, and are unrelated to our continuing operations or to the continuing operations of the acquired businesses.

Restructuring expenses. We exclude restructuring expenses from our non-GAAP financial measures, which include employee termination costs, facility exit costs, certain professional fees, asset impairment charges, and other costs directly associated with resource realignments incurred in reaction to changing strategies or business conditions. All of these costs can vary significantly in amount and frequency based on the nature of the actions as well as the changing needs of our business and we believe that excluding them provides easier comparability of pre- and post-restructuring operating results.

Separation expenses. On December 4, 2019, Verint announced its intention to separate into two independent publicly traded companies: Cognyte Software Ltd., which consists of Verint’s Cyber Intelligence Solutions business, and Verint Systems Inc., which consists of its Customer Engagement Business. We incurred significant expenses to separate the aforesaid businesses, including third-party advisory, accounting, legal, consulting, and other similar services related to the separation as well as costs associated with the operational separation from Verint, including those related to human resources, brand management, real estate, and information technology to the extent not capitalized. These costs are incremental to our normal operating expenses and incurred solely as a result of the separation transaction. Accordingly, we are excluding these separation expenses from our non-GAAP financial measures in order to evaluate our performance on a comparable basis.
Other adjustments. We exclude from our non-GAAP financial measures rent expense for redundant facilities, gains on change in fair value of equity investment, gains or losses on sales of property, gains or losses on settlements of certain legal matters, and certain professional fees unrelated to our ongoing operations.

Non-GAAP income tax adjustments. We exclude our GAAP provision (benefit) for income taxes from our non-GAAP measures of net income attributable to Cognyte Software Ltd., and instead include a non-GAAP provision for income taxes, determined by applying a non-GAAP effective income tax rate to our income before provision for income taxes, as adjusted for the non-GAAP items described above. The non-GAAP effective income tax rate is generally based upon the income taxes we expect to pay in the reporting year. Our GAAP effective income tax rate can vary significantly from year to year as a result of tax law changes, settlements with tax authorities, changes in the geographic mix of earnings including acquisition activity, changes in the projected realizability of deferred tax assets, and other unusual or period-specific events, all of which can vary in size and frequency. We believe that our non-GAAP effective income tax rate removes much of this variability and facilitates meaningful comparisons of operating results across periods. Our non-GAAP effective income tax rate for the year ended January 31, 2021 was 2%, and for the year ended January 31, 2020 was 14%. We evaluate our non-GAAP effective income tax rate on an ongoing basis and it can change from time to time. Our non-GAAP income tax rate can differ materially from our GAAP effective income tax rate.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before interest expense, interest income, income taxes, depreciation expense, amortization expense, revenue adjustments, restructuring expenses, acquisition expenses, and other expenses excluded from our non-GAAP financial measures as described above. We believe that adjusted EBITDA is also commonly used by investors to evaluate operating performance between companies because it helps reduce variability caused by differences in capital structures, income taxes, stock-based compensation accounting policies, and depreciation and amortization policies. Adjusted EBITDA is also used by credit rating agencies, lenders, and other parties to evaluate our creditworthiness.

Supplemental Information About Constant Currency

Because we operate on a global basis and transact business in many currencies, fluctuations in foreign currency exchange rates can affect our consolidated U.S. dollar operating results. To facilitate the assessment of our performance excluding the effect of foreign currency exchange rate fluctuations, we calculate our GAAP and non-GAAP revenue, cost of revenue, and operating expenses on both an as-reported basis and a constant currency basis, allowing for comparison of results between periods as if foreign currency exchange rates had remained constant. We perform our constant currency calculations by translating current-period foreign currency results into U.S. dollars using prior-period average foreign currency exchange rates or hedge rates, as applicable, rather than current period exchange rates. We believe that constant currency measures, which exclude the impact of changes in foreign currency exchange rates, facilitate the assessment of underlying business trends.

Unless otherwise indicated, our financial outlook for revenue, operating margin, and diluted earnings per share, which is provided on a non-GAAP basis, reflects foreign currency exchange rates approximately consistent with rates in effect when the outlook is provided.

We also incur foreign exchange gains and losses resulting from the revaluation and settlement of monetary assets and liabilities that are denominated in currencies other than the entity’s functional currency. Our financial outlook for diluted earnings per share includes net foreign exchange gains or losses incurred to date, if any, but does not include potential future gains or losses.